UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Amendment No. 1 )*
Under the Securities Exchange Act of 1934
EMPIRE RESORTS, INC.

(Name of Issuer)
COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)
292052 10 7

(CUSIP Number)
RALPH J. BERNSTEIN
235 Baldwin Rd.
Mt. Kisco, NY 10549
(917) 650-4444
copies to
HENRY BUBEL, ESQ.
PATTERSON BELKNAP WEBB & TYLER LLP
1133 AVENUE OF THE AMERICAS
NEW YORK, NEW YORK 10036-6710
(212) 336-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 14, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	518439 10 4

1	NAMES OF REPORTING PERSONS RALPH J. BERNSTEIN

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		2,276,243

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		---

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,276,243

WITH	10	SHARED DISPOSITIVE POWER

---

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,276,243

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

** SEE ITEM 5 7.68%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

This Amendment No. 1 to Schedule 13D is filed for the purpose of updating and amending information contained in the Schedule 13D filed on January 5, 2005 by Ralph J. Bernstein, with respect to the Common Stock, par value $0.01 per share (“Common Stock”), of Empire Resorts, Inc., a Delaware Corporation (the “Issuer”).
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended and supplemented as follows:
The Reporting Person intends to continuously review his rights and alternatives with respect to the shares of Common Stock and other debt and equity securities of the Issuer in light of all existing circumstances, including without limitation, market conditions, regulatory environment, business factors and other circumstances existing from time to time. The Reporting Person will take such actions in the future as the Reporting Person may deem appropriate in light of all existing circumstances, which actions may include, without limitation, the acquisition of additional shares or divestitures of shares of the Issuer, or another form of extraordinary transaction, including, without limitation, the purchasing of equity or debt securities of the Issuer in the open market or through privately negotiated transactions. Any of such future actions may include one or more of the actions that relate to or could result in actions required to be described in Item 4 of Schedule 13D.
There can be no assurance as to whether the Reporting Person will take any action with respect to his ownership of the Common Stock, or enter into any discussions with respect to his investments, whether any such discussions will lead to any transaction, the terms of any such transaction, or the timing or certainty of any such transaction.
ITEM 5. INTEREST IN SECURITIES OF ISSUER
Item 5(a) is hereby amended and supplemented as follows:
(a) The Reporting Person beneficially owns 2,276,243 shares of Common Stock, including options that are currently exercisable into 55,000 shares of Common Stock. Assuming conversion of all such shares of Common Stock beneficially owned by the Reporting Person, the Reporting Person would beneficially own 2,276,243 shares of Common Stock, which would constitute 7.68% of the number of shares of Common Stock outstanding (based on the number of shares outstanding of the Issuer’s common stock, as of November 2, 2007, which was 29,582,182, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007).

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 17, 2008	/s/ Ralph J. Bernstein
Ralph J. Bernstein